July 23, 2014

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Dear Mr. Gordon:

This letter is submitted in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 9, 2014 (the “Comment Letter”) with respect to Colony Financial, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2013, which was filed with the Commission on February 27, 2014 (the “Form 10-K”), as amended on March 27, 2014, and Form DEF 14A filed April 1, 2014 (the “Proxy Statement”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in bold herein with responses immediately following each comment. Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Form 10-K or the Proxy Statement, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2013 filed February 27, 2014

1.	We note your significant investment in Colony American Homes Operating Partnership. Please provide us with details of your investment in this joint venture and how you have determined to not consolidate this entity. If this entity was determined to be a VIE please explain how you determined that you were not the primary beneficiary.

The Company has a significant investment in CAH Operating Partnership, L.P. (“CAH OP”), which it accounts for using the equity method of accounting. Set forth below are a history of the investment and our analysis of the basis of accounting.

The Company’s Investment in CAH OP:

Colony American Homes, Inc. (“CAH Inc.”) was organized on July 5, 2012 as the exclusive Colony Capital-managed investment vehicle for the purpose of acquiring, renovating, leasing and managing a portfolio of single family residential properties in the United States. CAH Inc. is the general partner (and a limited partner) of CAH OP, through which it holds properties and conducts substantially all operations. From July 31, 2012 through May 31, 2013, CAH OP received capital commitments and contributions of approximately $2.3 billion from the Company and other investors. The Company invested an aggregate $550 million for an associate general partner (“AGP”) interest, through contributions of both cash and its membership interests in ColFin American Investors, LLC (“CAI”), the predecessor entity to CAH Inc. As of May 31, 2013, all committed capital contributions had been funded from the partners and the Company’s ownership interest in CAH OP was 24.3%.

The Company invested in CAH OP as management believed and continues to believe that current market conditions present a unique opportunity to invest in the single-family residential rental business on an institutional scale. The Company believes that investing in single-family homes through CAH OP provides many benefits over investing through CAI, including greater diversity of markets we can access, economies of scale in both acquisition opportunities as well as operating costs, better access to private and public capital markets with which to grow the business, as well as more options for potential exit strategies.

As of both June 30, 2014 and December 31, 2013, the partnership units of CAH OP representing equity at risk were held by investors as follows:

	Number of units, each representing $10	Percentage
CAH Inc. (general partner/limited partner)	149,143,500	65.9%
Colony Financial, Inc. (AGP)	55,000,000	24.3%
Other limited partners	22,060,000	9.8%

Under the terms of the partnership agreement of CAH OP, all management powers over the business and affairs of CAH OP are exclusively vested in CAH Inc., as the general partner, who cannot be removed with or without cause. However, the Company, as AGP, has certain approval rights over the following actions: (i) the assumption or guarantee of indebtedness; (ii) the acquisition or disposition of any assets of CAH OP to the extent such assets represent greater than ten percent (10%) of CAH OP’s aggregate assets; (iii) the enforcement of any rights against any partner of CAH OP; (iv) the issuance of additional partnership units by CAH OP; (v) the selection of and termination of property managers; and (vi) the development and approval of the annual operating budget.

The Company determined at the formation of CAH OP and at each reporting period that (i) it has a variable interest in CAH OP and (ii) CAH OP is a variable interest entity (“VIE”) of which the Company is not the primary beneficiary. Since the Company is able to exercise significant influence over CAH OP by virtue of its 24.3% interest and AGP rights, the Company accounts for its investment in CAH OP using the equity method. The Company considered the guidance in ASC 810 in reaching this conclusion.

Determination of CAH OP as a Variable Interest Entity:

The Company considered the three criteria outlined in ASC paragraph 810-10-15-14 to determine whether CAH OP is a VIE:

•	Sufficiency of equity investment at risk – CAH OP was initially entirely capitalized by contributions by its partners, and, more recently, has obtained financing in the form of secured non-recourse debt at market terms and without significant guarantees from other parties. At June 30, 2014 and December 31, 2013, CAH OP’s equity investment at risk was approximately 60% and 80% of its total assets, respectively. Therefore, CAH OP has sufficient equity at risk to finance its activities without additional subordinated financial support.

•	Controlling financial interest – CAH Inc., as the general partner and holder of equity at risk, has all management powers to direct the activities that most significantly impact CAH OP’s economic performance. Under the terms of the partnership agreement, all equity holders share the obligation to absorb the expected losses and the right to receive the expected residual returns. Therefore, equity holders at risk, as a group, have the characteristics of a controlling financial interest.

•	Non-substantive voting rights – Since CAH Inc. controls CAH OP as its general partner, the voting rights of the other investors are not proportional to their benefits. Additionally, substantially all of the activities of CAH OP are conducted on behalf of those investors with disproportionately few voting rights. In making this assessment, we considered all investors (including the Company) as a related party group, as they are all managed by Colony Capital, the sole member of the Company’s manager. Therefore, both conditions in paragraph 810-10-15-14(c) have been met, and CAH OP is deemed to be a VIE.

Determination of Primary Beneficiary:

Pursuant to ASC 810-10-25-38 through 25-38G and 25-44, the Company concluded that CAH Inc. is the member of the related party group that is most closely associated with CAH OP, and therefore the primary beneficiary of the VIE. The Company considered the following in reaching this conclusion:

•	CAH Inc. cannot be removed as general partner.

•	As the general partner, CAH Inc. has the power to direct the activities that most significantly impact the economic performance of CAH OP. CAH Inc. hired CAH Manager, LLC to manage the day-to-day activities of CAH OP and it alone has the ability to terminate the management agreement and replace the manager under certain circumstances (e.g., unsatisfactory performance, unfair fees).

•	CAH Inc. has the right to receive benefits and the obligation to absorb losses through its substantial limited partner interest in CAH OP

•	CAH Inc.’s investment in CAH OP constitutes a substantial majority of its total assets at December 31, 2013, whereas the Company’s investment constitutes only 20% of its total assets as of December 31, 2013. CAH Inc. exists solely to invest in single-family residential properties, and was formed concurrent with the formation of CAH OP. The Company is an established REIT and invests in a diversified portfolio of both debt and equity investments sourced through various means. Although the Company has a significant investment in CAH OP, CAH Inc. is the party that is most closely associated with CAH OP due to the fact that it conducts all of its business through CAH OP.

•	The Company has participating and protective rights with respect to certain major decisions as enumerated above, some of which are activities that most significantly impact the economic performance of CAH OP. However, those rights do not provide the Company with unilateral power and do not preclude CAH Inc. from having the power, since CAH Inc. has the unilateral right to direct other incremental activities that significantly impact the economic performance of CAH OP. Examples of such activities are: negotiation and execution of contracts, selection of personnel, and the right to terminate the management agreement with CAH Manager.

Based on the above, the Company concluded that CAH Inc. should consolidate CAH OP. The Company, through its AGP interest, has significant influence over CAH OP and uses the equity method to account for its interest in CAH OP.

Form DEF 14A filed April 1, 2014

2.	In future Exchange Act reports, please revise the “say on pay” proposal to comply with Compliance and Disclosure Interpretations Exchange Act Rules 169.07.

In future Exchange Act reports, the Company will revise the “say on pay” proposal to comply with Compliance and Disclosure Interpretations Exchange Act Rules 169.07.

*****

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (310) 552-7230.

Sincerely,

/s/ Darren J. Tangen
Darren J. Tangen Chief Operating Officer, Chief Financial Officer, and Treasurer

cc:	Ronald M. Sanders
Colony Financial, Inc.
David W. Bonser
James E. Showen
Hogan Lovells US LLP